SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-33910

ATA Creativity Global

c/o 1/F East Gate, Building No.2, Jian Wai SoHo,

No.39, Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

The registrant is furnishing this amended Report on Form 6-K/A to correct the number of its issued and outstanding common shares as of September 30, 2022 as disclosed in the proxy statement for its 2022 annual general meeting (as previously furnished as Exhibit 99.3 to the Report on Form 6-K furnished by the registrant to the SEC on October 19, 2022, the “2022 AGM Proxy Statement”). Such number is changed from 65,474,144 to 62,753,840. Other than the foregoing, there is no other change to the 2022 AGM Proxy Statement. All previously voted shares will continue to be counted, so shareholders do not need to vote again if they have already voted.

A copy of the updated 2022 AGM Proxy Statement reflecting the foregoing change is furnished as Exhibit 99.1 to this amended Report on Form 6-K/A.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: October 27, 2022

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